Exhibit 99.1

Schedule II – Valuation and Qualifying Accounts

(In Thousands)	Beginning balance	Additions charged to income	Deductions charged to income	Ending balance
Accounts receivable allowances – 2008	$1,072	$2,141	$2,123	$1,090
Accounts receivable allowances – 2007	$1,133	$2,862	$2,923	$1,072
Accounts receivable allowances – 2006	$1,340	$2,729	$2,936	$1,133